                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                             --------------------
                                SCHEDULE 13D/A

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1)*

                           IMPCO TECHNOLOGIES, INC.
                               (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   45255W106
                                 (CUSIP Number)

                                Robert Stemmler
                         c/o Impco Technologies, Inc.
                              6804 Gridley Place
                          Cerritos, California 90703
                                (310) 751-2100
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 21, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the NOTES).

                           SCHEDULE 13D/A                          Page 2 OF 7
                           --------------

CUSIP NO. 45255W106

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Robert Stemmler
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          461,007
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          347,149
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER*
       WITH          10
                          113,858
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      461,007
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

      *These shares are the subject of two separate contracts between Stemmler and Fleet National Bank pursuant to which Stemmler has pledged a total of 113,858 shares as collateral to secure his obligations under the contracts. These contracts are described at Item 6 of this Amendment No.1 to Schedule 13D.

                           SCHEDULE 13D/A                           Page 3 Of 7
                           --------------

CUSIP NO. 45255W106


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Dale Rasmussen
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          203,191
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          146,262
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER*
       WITH          10
                          56,928
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      203,191
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

      *These shares are the subject of two separate contracts between Rasmussen and Fleet National Bank pursuant to which Rasmussen has pledged a total of 56,928 shares as collateral under the contracts. The contracts are described at Item 6 of this Amendment No.1 to Schedule 13D.

                           SCHEDULE 13D/A                           Page 4 OF 7
                           --------------

CUSIP NO. 45255W106


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Syed Hussain
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          187,958
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          187,958
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER*
       WITH          10
                          113,858
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      187,958
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

      *These shares are the subject of two separate contracts between Hussain and Fleet National Bank pursuant to which Hussain has pledged a total of 113,858 shares as collateral to secure his obligations under the contracts. The contracts are described at Item 6 of this Amendment No.1 to
      Schedule 13D.

This Amendment No. 1 on Schedule 13D ("Amendment No. 1") amends and supplements Items 5, 6 and 7 of the statement on Schedule 13D, and the cover pages thereto, filed on March 26, 2001 (collectively the "Schedule 13D"), by Robert Stemmler, Impco's Chairman of the Board of Directors, President and Chief Executive Officer ("Stemmler"), Dale Rasmussen, Senior Vice President of Investor Relations ("Rasmussen"), and Syed Hussain, Vice President of Technology and Automotive OEM Operations ("Hussain") as individuals (each referred to herein as a "Reporting Person" and collectively as the "Reporting Persons"). Each Reporting Person disclaims the past, current, or any future existence of a group that may have been formed among the Reporting Persons because of the loan arrangements described in the Schedule 13D filed on March 26, 2001 and further declares that the filing of this report shall not be construed as an admission that the Reporting Person is, for the purposes of section 13(d) or 13(g) of the Securities and Exchange Act of 1934, as amended, the beneficial owner of any of the securities covered by this report owned by either of the other Reporting Persons. This statement is being filed to reflect the execution of two (2) separate contracts entered into by Stemmler, Rasmussen, and Hussain (in aggregate a total of six (6) contracts) on June 21, 2001 and July 2, 2001 respectively, to sell, in aggregate 284,644 shares of Common Stock of Impco Technologies, Inc. to Fleet National Bank ("Fleet"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D. Except as modified herein, there have been no other changes in the information previously reported in the Schedule 13D.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is amended in its entirety with the following:

     (a) The responses of the Reporting Persons to Rows (7) through (13) of cover pages 2, 3 and 4 of this Amendment No. 1 are incorporated herein by reference. As of July 10, 2001, (i) Stemmler beneficially owned 120,658 shares of Impco's Common Stock, and had the right to acquire 339,777 shares of Impco's Common Stock pursuant to currently exercisable stock options,
               (ii) Rasmussen beneficially owned 143,590 shares of Impco's Common Stock and had the right to acquire 59,600 shares of Impco's Common Stock pursuant to currently exercisable stock options, and (iii) Hussain beneficially owned 113,858 shares of Impco's Common stock, had the right to acquire 70,100 shares of Impco's Common Stock pursuant to currently exercisable stock options, and will have the right to purchase 4,000 shares of Impco's Common Stock upon exercise of outstanding options that are exercisable within 60 days of July 10, 2001. Although a certain number of stock options held by each Reporting Person are currently exercisable, none of the Reporting Persons currently have any right to vote (or direct the vote of) or dispose (or direct the disposition of) any shares of Impco Common Stock that may be issued upon exercise of the options referenced in this
               Item 5(a).

     (b)       The responses of the Reporting Persons to (i) Rows (7) through
               (13) of cover pages 2, 3 and 4 of this Amendment No. 1 and (ii)
               Item 5(a) hereof are incorporated herein by reference.

     (c) Except as otherwise disclosed in this Amendment No. 1, none of the Reporting Persons has effected any transaction in the Common Stock of Impco during the past 60 days.

     (d) Pursuant to the separate Multi-Party Agreement acknowledged by each Reporting Person and entered into between Impco, Fleet, and Robertson Stephens, Inc. on June 21, 2001 (copies of which are attached hereto as Exhibits 8, 9, and 10), Impco is entitled to receive all proceeds from the contracts entered into by the Reporting Persons and referenced in Item 6 below until each Reporting Person's Promissory Note issued in favor of Impco (individually a "Note" and collectively the "Notes" all of which were previously filed as Exhibits in the Schedule 13D filed on March 26, 2001), and Allonge thereto (copies of which are attached hereto as Exhibits 1.1, 2.1, and 3.1) is paid in full. Impco released its security interest in the shares referenced in the June 21, 2001 contracts in Item 6 below upon receipt of the proceeds generated from such contracts and such shares have been pledged as collateral to Fleet pursuant to each Reporting Person's June 21, 2001 contract. Impco currently has a first priority security interest in the shares each Reporting Person agreed to sell pursuant to the July 2, 2001 contracts referred to in Item 6 below. In the event the proceeds generated from the July 2, 2001 contracts referred to in Item 6 below are sufficient to pay in full all funds due under each Reporting Person's Note, Impco will release its security interest in such shares and Fleet would then have a first priority security interest in such shares (which have been pledged as collateral pursuant to each Reporting Person's July 2, 2001 contract). Until such time as Impco releases its security interest in all of the shares pledged as collateral pursuant to such Reporting Person's Agreement and amendment thereto (copies of which are attached hereto as Exhibit 4.1, 5.1, and 6.1), Impco is entitled to receive all cash dividends paid in respect of and the proceeds from any disposition of (i) any Common Stock in which it holds a security interest in and (ii) NQ Options pledged under each Reporting Person's Agreement and amendment thereto.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The response to Item 5 above is incorporated herein by reference. On June 21, 2001, in separate privately negotiated transactions each Reporting Person entered into a prepaid variable forward sales contract with Fleet pursuant to which each Reporting Person agreed to sell the following number of shares of Impco Common Stock (referred to for each Reporting Person as the "Reference Shares") and deliver to Fleet at the Final Maturity Date (defined below) in settlement of such contract up to the following maximum number of shares of Impco Common Stock: (i) Stemmler, 56,929 shares; (ii) Rasmussen, 28,464 shares; and (iii) Hussain, 56,929 shares. Fleet sold a number of shares equal to each Reporting Person's Reference Shares between June 22, 2001 and June 27, 2001 (the "Last Sale Date"). Fleet has notified each Reporting Person of the average price per share at which Fleet effected such sales ($32.5514, the "Agency Execution Price"). On the third business day after the Last Sale Date (July 2,
2001), Fleet, pursuant to each Reporting Person's Multi-Party Agreement, delivered to Impco as a prepayment for such forward sales:

     (a) in respect of Stemmler's contract (pursuant to which Stemmler agreed to sell 56,929 shares of Common Stock), 84.43 percent of the Agency Execution Price times the number of shares that Stemmler agreed to sell ($1,564,588.08);

     (b) in respect of the Rasmussen's contract (pursuant to which Rasmussen agreed to sell 28,464 shares of Common Stock), 77.06 percent of the Agency Execution Price times the number of shares that Rasmussen agreed to sell ($713,994.07); and

     (c) in respect of the Hussain's contract (pursuant to which Hussain agreed to sell 56,929 shares of Common Stock), 84.43 percent of the Agency Execution Price times the number of shares that Hussain agreed to sell ($1,564,588.08);

Fleet has no other payment or delivery obligations to the Reporting Persons pursuant to the contracts it entered into with the Reporting Persons on June 21, 2001.

The final maturity date ("Final Maturity Date") of each contract is January 15, 2004.

On the third business day following the Final Maturity Date, each Reporting Person will deliver to Fleet, a number of shares to be determined based on the following formula:

     (i) if the arithmetic mean of the closing offer prices of the Reference Shares on the NASDAQ National Market System on each of the five trading days commencing on January 9, 2004, to and including the Final Maturity Date (the "Final Price") is less than 100% of the Agency Execution Price (the "Floor Price"), the maximum number of shares covered by the applicable contract listed above (with respect to each contract the "Maximum Number");

     (ii) if the Final Price is less than or equal to (x) in the case of Stemmler and Hussain's contracts 125% of the Agency Execution Price and (y) in the case of Rasmussen's contract 150% of the Agency Execution Price (with respect to each Reporting Person's contract, the "Cap Price"), but greater than or equal to the Floor Price, a number of shares equal to:

           (Floor Price/Final Price) x the Maximum Number

           or

     (iii) if the Final Price is greater than the Cap Price, a number of shares equal to:

           (Final Price minus (Cap Price - Floor Price) divided by Final Price) x Maximum Number

Additional information concerning each contract is attached hereto as Exhibits 11, 12, and 13, and upon the request of the staff of the Securities and Exchange Commission, will be supplemented with the underlying agreements concerning each contract.

Additionally, on July 2, 2001, in separate privately negotiated transactions each Reporting Person entered into another prepaid variable forward sales contract with Fleet covering the same number of shares of Impco Common Stock that each Reporting Person agreed to sell pursuant to each Reporting Person's June 21, 2001 contract. Each Reporting Person's July 2, 2001 contract is substantially the same as his June 21, 2001 contract except the July 2, 2001 contract will have a different Last Sale Date, Agency Execution Price, Final Price, Floor Price, and Cap Price. Additionally, the Final Maturity Date of each July 2, 2001 contract will be on or around January 23, 2004.

Each of the June 21, 2001 and July 2, 2001 contracts is subject to adjustment or postponement in the event of certain market disruption events or other extraordinary events.

Each Reporting Person entered into his contracts in part to pay the obligations due under his Note. Each Reporting Person believes that on the third business day following the Last Sale Date of his July 2, 2001 contract, Impco will have been paid in full all funds due under each Reporting Person's Note.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities or the Company, including, but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Company.

ITEM 7    MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.1 Allonge to Robert Stemmler's Promissory Note dated effective June 21, 2001.
Exhibit 2.1 Allonge to Dale Rasmussen's Promissory Note dated effective June 21, 2001.
Exhibit 3.1 Allonge to Syed Hussain's Promissory Note dated effective June 21, 2001.
Exhibit 4.1 Amendment to Security Agreement and Agreement Not to Exercise Options entered into between Robert Stemmler and Impco Technologies, Inc. dated June 21, 2001.
Exhibit 5.1 Amendment to Security Agreement and Agreement Not to Exercise Options entered into between Dale Rasmussen and Impco Technologies, Inc. dated June 21, 2001.
Exhibit 6.1 Amendment to Security Agreement and Agreement Not to Exercise Options entered into between Syed Hussain and Impco Technologies, Inc. dated June 21, 2001.

Exhibit 8 Multi-Party Agreement entered into June 21, 2001 between Impco Technologies, Inc., Fleet National Bank, Robertson Stephens, Inc., and acknowledged by Robert Stemmler.
Exhibit 9 Multi-Party Agreement entered into June 21, 2001 between Impco Technologies, Inc., Fleet National Bank, Robertson Stephens, Inc., and acknowledged by Dale Rasmussen.
Exhibit 10 Multi-Party Agreement entered into June 21, 2001 between Impco Technologies, Inc., Fleet National Bank, Robertson Stephens, Inc., and acknowledged by Syed Hussain.
Exhibit 11 Terms and Conditions of the Prepaid Variable Forward Sales Contract entered into between Robert Stemmler and Fleet National Bank referenced in Item 6 hereto.
Exhibit 12 Terms and Conditions of the Prepaid Variable Forward Sales Contract entered into between Dale Rasmussen and Fleet National Bank referenced in Item 6 hereto.
Exhibit 13 Terms and Conditions of the Prepaid Variable Forward Sales Contract entered into between Syed Hussain and Fleet National Bank referenced in Item 6 hereto.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2001

                              By: /s/ Robert Stemmler
                                  -------------------
                                  Robert Stemmler, an individual

                              By: /s/ Dale Rasmussen
                                  ------------------
                                  Dale Rasmussen, an individual

                              By: /s/ Syed Hussain
                                  ----------------
                                  Syed Hussain, an individual